Miller/Howard Funds Trust
10 Dixon Avenue
Woodstock, New York 12498

December 22, 2015

VIA EDGAR

US Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn: Anu Dubey

Re:
Miller/Howard Funds Trust Request for Acceleration of the Effective Date of Pre-Effective Amendment No. 2 to the Registration Statement on Form N-1A, as Filed December 21, 2015 (File Nos. 333-207738 and 811-23111) (the “Registration Statement”)

Dear Ms. Dubey:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on December 22, 2015, or as soon thereafter as practicable.

In connection with this request, Foreside Fund Services, LLC, the principal underwriter for Miller/Howard Funds Trust, has also signed this letter requesting acceleration.

Very truly yours,

Miller/Howard Funds Trust	Foreside Fund Services, LLC

/s/ Annemarie Gilly	/s/ Mark Fairbanks
By: Annemarie Gilly	By: Mark Fairbanks
Title: President	Title: President